UNAUDITED PRO FORMA FINANCIAL EFFECTS RELATING TO THE RESTRUCTURE PLAN BY ATLATSA AND WITHDRAWAL OF EXISTING CAUTIONARY ANNOUNCEMENT

March 28, 2013 Shareholders of Atlatsa Resources Corporation (“Atlatsa” or the “Company) (TSXV: ATL; NYSE MKT: ATL; JSE: ATL) are referred to the announcements released from February 2, 2012, to March 27, 2013 respectively, relating to the agreement of key terms in respect of a transaction to restructure, recapitalize and refinance Atlatsa and Bokoni Platinum Holdings Proprietary Limited (“Holdco”) and all of its subsidiaries (“the Bokoni group”) (the “Restructure Plan”), as well as the media releases on September 27, 2012 and October 2, 2012 relating to the conclusion of the interim implementation agreement relating to the consolidation of the Bokoni group debt and consequent reduction in its cost of borrowing (“ phase one of the Revised Restructure Plan”).

UNAUDITED PRO FORMA FINANCIAL EFFECTS RELATING TO THE RESTRUCTURE PLAN

The table below sets out the unaudited pro forma financial effects of the Revised Restructure Plan on the audited financial statements for Atlatsa for the year ended December 31, 2012. The unaudited pro forma financial effects have been prepared for illustrative purposes only, to provide information about how the Revised Restructure Plan might have affected the reported financial information had the Revised Restructure Plan been undertaken on January 1, 2012 for the statement of comprehensive income and on December 31, 2012 for the statement of financial position purposes. Due to its nature, the pro forma financial information may not present a fair reflection of the financial position, changes in equity, results of operations or cash flows of Atlatsa after the Revised Restructure Plan.

The directors of the Company are responsible for the compilation, contents and preparation of the unaudited pro forma financial effects of Revised Restructure Plan. Their responsibility includes determining that the unaudited pro forma financial effects have been properly compiled on the basis stated, and that it is consistent with the accounting policies of Atlatsa and that the pro forma adjustments are appropriate for the purposes of the unaudited pro forma financial effects disclosed pursuant to the Listings Requirements of the JSE.

The unaudited pro forma financial information of Atlatsa has been prepared using the accounting policies that comply with International Financial Reporting Standards and that are consistent with those applied in the preparation of the audited consolidated financial statements of Atlatsa for the year ended December 31, 2012.

For further information:

On behalf of Atlatsa Resources	Russell and Associates	Macquarie First South Capital

Joel Kesler, Chief Commercial Officer	Charmane Russell	Annerie Britz / Yvette Labuschagne

Office: +27 11 779 6800	Office: +27 11 880 3924	Office: +27 11 583 2000

Mobile: +27 82 454 5556	Mobile: +27 82 372 5816

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. The NYSE Amex has neither approved nor disapproved the contents of this press release.

	Before the Restructuring Plan(1)	After the Restructuring Plan(1)(2)	Percentage change
(Loss)/Earnings per share (“EPS”) and Headline (loss)/ earnings per share (“HEPS”)	(0.04)	0.40	>100%
Diluted EPS (“FDEPS”) and diluted HEPS (“FDHEPS”)	(0.04)	0.39	>100%
Net (liability)/asset value (“NAV”) per share	(0.09)	0.51	>100%
Tangible NAV (“NTAV”) per share	(0.15)	0.49	>100%
Weighted average shares in issue for calculating EPS and HEPS	424,791,411	549,791,411	29.43%
Weighted average fully diluted shares outstanding for calculating FDEPS and FDHEPS	424,791,411	554,288,473	30.48%
Shares in issue for calculating NAV and NTAV	201,888,482	554,288,473	>100%
Loans and borrowings	434,968,189	66,668,421	84.67%

Notes:

1.

The unaudited pro forma financial effects are based on the published audited annual financial statements for Atlatsa for the year figures set out in the “Before the Restructuring Plan” column above have been extracted from the published audited annual financial statements of Atlatsa for the year ended December 31, 2012.

2.	The following notes and assumptions are applicable to the pro forma adjustments:

(a)

Derecognition of the Boikgantsho Platinum Mine Proprietary Limited (“Boikgantsho”) and Ga-Phasha Platinum Mine Proprietary Limited (“Ga-Phasha”) mineral property interests as a result of the disposals of mineral property interests to Rustenburg Platinum Mines Limited, a wholly owned subsidiary of Anglo Platinum Limited (“RPM”).

	(b)	All “B” preference shares converted into Atlatsa Common Shares.

	(c)	The issue of 125,000,000 shares to RPM at R6.00 per share (US$0.71) (total proceeds $87,900,000 (ZAR750,000,000)).

(d)

The following exchange rates have been applied to convert the pro forma adjustments resulting from the Restructure Plan: The average exchange rate for the 2012 fiscal year of $0.122:ZAR1 for the Statement of Comprehensive Income items and the spot rate as at December 31, 2012 of $0.1172:ZAR1 for the Statement of Financial Position items.

	(e)	The pro forma adjustments impact accumulated loss and non-controlling interest as a result of the Restructuring Plan in the Statement of Financial position is as follows:

	Owners of the Company		Non-controlling interest

	ZAR	$	ZAR	$

Capitalisation of loans	-	-	778,651,487	91,257,954
between Holdco and RPM

Gain/(loss) on sale of the two	1,433,960,712	168,060,195	(716,696,807)	(83,996,866)
Ga-Phasha farms

Gain on sale of Boikgantsho	497,028,000	58,251,683	452,711,000	53,057,730
mineral property interest

Capital gains tax on the	(25,204,200)	(2,953,932)	(24,215,800)	(2,838,092)
disposal of the mineral
property interests

Fair value adjustment to Phase	(62,036,642)	(7,270,695)	-	-
One transaction at September
28, 2012 including deferred tax

Deferred tax liability at 31	-	-	285,447,762	33,454,478
December 2012 reversed for
fair value gain recognised on
September 28, 2012 and
subsequent adjustments for
loan between RPM & Holdco

Transaction costs	(20,953,709)	(2,455,775)	-	-

	1,822,794,161	213,631,476	775,897,642	90,935,204

(f)	The pro forma adjustments impacting loans and borrowings as a result of the Restructuring Plan is as follows:

	ZAR	$

Capitalisation of loans between Holdco	(778,651,487)	(91,257,954)
and RPM

Repayment of debt to RPM from proceeds	(1,700,000,000)	(199,240,000)
on sale of mineral property interests

Repayment of debt to RPM from proceeds	(750,000,000)	(87,900,000)
on sale of 125,000,000 shares at R6 per
share

Loss on recognition of new debt facility	86,162,003	10,098,186
between RPM and Plateau Resources
Proprietary Limited (“Plateau”)

	(3,142,489,484)	(368,299,768)

(g)

Reversal of the deferred tax liability of $33,454,478 (ZAR285,447,762) recognised as a result of Phase One due to the capitalisation of the loans between RPM and Holdco and deferred tax on the fair value gain adjustment between Plateau and RPM of $2,827,492 (ZAR24,125,361).

(h)	Capital gains tax payable on the disposal of the mineral property interests of $5,792,024 (ZAR49,420,000).

(i)	The pro forma adjustments impact owners of the company and non-controlling interest in the Statement of Comprehensive Incomes as a result of the Restructuring Plan is as follows:

	Owners of the Company		Non-controlling interest

	ZAR	$	ZAR	$

Gain/(loss) on sale of the two	1,433,960,712	174,943,207	(716,696,807)	(87,437,010)
Ga-Phasha farms

Gain on sale of Boikgantsho	497,028,000	60,637,416	452,711,000	55,230,742
mineral property interest

Capital gains tax on the disposal	(25,204,200)	(3,074,912)	(24,215,800)	(2,954,328)
of the mineral property interests

Reversal of interest and fair value	(391,213,929)	(47,728,099)	-	-
adjustments recorded for the
2012 year between Plateau and
RPM

Reversal of interest and fair value	-	-	272,412,770	33,234,358
adjustments recorded for the
2012 year between Holdco and
RPM

Gain on settlement of debt	74,897,842	9,137,537	-	-
between Plateau and RPM if
Phase One took place on January
1, 2012

Gain on fair value of starting debt	232,221,377	28,331,008	-	-
and draw downs

Reversal of deferred tax raised on	191,652,026	23,381,546	(16,305,601)	(1,989,283)
fair value gains and interest at
December 31, 2012

Interest expense from January 1,	(37,954,274)	(4,630,421)	(15,147,466)	(1,847,991)
2012 to December 31, 2012

Fair Value AG8 adjustments	(18,719,081)	(2,283,728)	-	-

Previously capitalized	3,118,105	380,409	-	-
commitment fees expensed

Transaction costs	(20,953,709)	(2,556,352)	-	-

	1,938,832,869	236,537,611	(47,241,904)	(5,763,512)

The Consolidated Debt Facility (The amendment of the Senior Term Loan Facilities Agreement dated June 12, 2009 between Plateau as borrower, and RPM as lender to increase the total amount available to repay the Operating Cash Shortfall Facility and redeem the A Preference Share Facility that was outstanding in the capital of each of Plateau, Holdco and Bokoni Platinum Mines Proprietary Limited at September 28, 2012) attracts a below market related interest rate during the initial terms. Subsequent to initial recognition these financial liabilities are measured at amortised cost using the effective interest method. As a result, a fair value gain on the initial recognition of the new debt is recognized (difference between the fair value of the debt and its face value) on the assumption that a market related interest rate is 3 month JIBAR plus 8%.

CIRCULAR AND SALIENT DATES AND TIMES RELATING TO THE RESTRUCTURE PLAN

A circular containing full details of the Restructure Plan and incorporating a notice of general meeting of Atlatsa shareholders will be posted to shareholders, in due course. A Reporting Accountants report on the pro forma financial effects will be included in the circular.

In addition, a further announcement regarding the salient dates and times relating to the implementation of the Restructure Plan will be announced to shareholders in due course.

WITHDRAWAL OF CAUTIONARY ANNOUNCEMENT

Atlatsa shareholders are referred to the cautionary announcements released by the Company on SENS on February 2, 2012, May 3, 2012, June 14, 2012, July 27, 2012, September 7, 2012, October 22, 2012, December 3, 2012, January 18, 2013,March 1, 2013 and March 27, 2013 respectively, and are advised that as the pro forma financial effects of the Restructure plan have now been published, shareholders need not continue to exercise caution when dealing in Atlatsa’s securities.

Johannesburg
28 March 2013

Queries:

On behalf of Atlatsa
Joel Kesler
Chief Commercial Officer
Office: +27 11 779 6800
Mobile: +27 82 454 5556

Russell and Associates
Charmane Russell / Pam Wolstenholme
Office: +27 11 880 3924
Mobile: +27 82 372 5816 / +27 82 927 8957

Macquarie First South Capital (Pty) Ltd
Annerie Britz / Yvette Labuschagne
Office: +27 11 583 2000

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. The NYSE Amex has neither approved nor disapproved the contents of this press release.

Cautionary and forward-looking information
This document contains “forward-looking statements” that were based on Atlatsa’s expectations, estimates and projections as of the dates as of which those statements were made, including statements relating to the Bokoni Group restructure and refinancing and anticipated financial or operational performance. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Atlatsa believes that such forward-looking statements are based on material factors and reasonable assumptions, including the following assumptions: the Bokoni Mine will increase or continue to achieve production levels similar to previous years; the Ga-Phasha, Boikgantsho, Kwanda and Platreef Projects exploration results will continue to be positive; contracted parties provide goods and/or services on the agreed timeframes; equipment necessary for construction and development is available as scheduled and does not incur unforeseen breakdowns; no material labour slowdowns or strikes are incurred; plant and equipment functions as specified; geological or financial parameters do not necessitate future mine plan changes; and no geological or technical problems occur.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:

  uncertainties related to the completion of the Bokoni Group restructure and refinancing;

  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with determining whether mineral resources or reserves exist on a property;

  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;

  uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;

uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects;

operating and technical difficulties in connection with mining development activities;

uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;

uncertainties related to unexpected judicial or regulatory proceedings;

changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to:

mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;

expected effective future tax rates in jurisdictions in which our operations are located;

the protection of the health and safety of mine workers; and

mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);

changes in general economic conditions, the financial markets and in the demand and market price for gold, copper and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar and South African rand;

unusual or unexpected formation, cave-ins, flooding, pressures, and precious metals losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);

changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; environmental issues and liabilities associated with mining including processing and stock piling ore;

geopolitical uncertainty and political and economic instability in countries which we operate; and

labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Atlatsa, investors should review the Company’s Annual Report disclosed in the Form 20-F for the year ended December 31, 2012 filed at www.sedar.com and with the United States Securities and Exchange Commission www.sec.gov and other disclosure documents that are available at www.sedar.com.